Exhibit 12
Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

For the Three Months Ended March 31, 2014
Earnings before income taxes	$1,806

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(227)
Fixed charges	222
Interest capitalized, net of amortization	4
Earnings available for fixed charges	$1,805

Fixed charges:
Interest incurred (1)	$218
Portion of rent expense deemed to represent interest factor	4
Fixed charges	$222

Ratio of earnings to fixed charges	8.1

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

					Exhibit 12

Altria Group, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings before income taxes	$6,942	$6,477	$5,582	$5,723	$4,877

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(993)	(1,229)	(741)	(631)	(601)
Dividends from less than 50% owned affiliates	443	404	374	303	254
Fixed charges	1,104	1,165	1,254	1,152	1,249
Interest capitalized, net of amortization	(7)	(4)	(2)	26	5
Earnings available for fixed charges	$7,489	$6,813	$6,467	$6,573	$5,784

Fixed charges:
Interest incurred (1)	$1,087	$1,148	$1,233	$1,133	$1,230
Portion of rent expense deemed to represent interest factor	17	17	21	19	19
Fixed charges	$1,104	$1,165	$1,254	$1,152	$1,249

Ratio of earnings to fixed charges	6.8	5.8	5.2	5.7	4.6

(1) Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.